            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
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    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 000-29182
                                                 CUSIP NUMBER:    560775108


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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          READ INSTRUCTION ON BACK PAGE SHEET BEFORE PREPARING FORM.
                            PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

THE MAJOR AUTOMOTIVE COMPANIES, INC.
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Full Name of Registrant

FIDELITY HOLDINGS, INC.
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Former Name if Applicable

43-40 NORTHERN BOULEVARD
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Address of Principal Executive Office (STREET AND NUMBER)

LONG ISLAND CITY, NEW YORK 11101
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

    The Form 10-Q could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The first quarter review was delayed and, although the review will be completed in the prescribed time period, information could not be integrated from the financial statements into the body of the Form 10-Q within the prescribed time period.

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SEC 1344 (07-2003) Persons who potentially are to respond to the collection of Previous information contained in this form are not required to respond unless versions the form displays a currently valid OMB control number.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Bruce Bendell                     (718)               937-3700
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that it will have a decrease of revenues of approximately $6 million in the 2004 first quarter, compared with the 2003 first quarter. It is expected that the Company's net loss will not change substantially from the prior year. The combined effects of closed dealerships and cost cutting measures contributed to these results.

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                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 17, 2004          By: /s/    Bruce Bendell
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                                Name:  Bruce Bendell
                                Title: President, Chief Executive Officer
                                        and Acting Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).